Exhibit 99.1

NEWS RELEASE All amounts in Canadian dollars unless specified otherwise	www.cameco.com	Saskatoon Saskatchewan Canada

Cameco Signs Long-Term UF6 Supply Agreement with Slovenské elektrárne

September 12, 2025

Cameco (TSX: CCO; NYSE: CCJ) has finalized a new long-term agreement to supply natural uranium hexafluoride (UF6) to Slovenské elektrárne (SE) for use in its nuclear power plants in Slovakia. This agreement, which consists of uranium and conversion services, is expected to provide a diversified and secure source of natural UF6 for SE through 2036. The material will support operations at SE’s Bohunice and Mochovce nuclear facilities, starting in 2028.

Members of Cameco’s marketing team joined SE representatives for a small gathering in London earlier this month to celebrate the agreement.

“Cameco is proud to play an essential role helping Slovakia meet its nuclear fuel needs. With this long-term agreement, we are adding a new market to our global commercial portfolio and supporting Slovakia with a stable, reliable supply of uranium fuel that is expected to enhance energy security in the region,” said Cameco CEO Tim Gitzel.

“Conversion is one of the most critical parts of the nuclear fuel cycle – the process by which natural uranium is converted into a form suitable for enrichment and reprocessing. Slovenské elektrárne has succeeded in securing a long-term and reliable supply of a significant share of this key raw material until 2036, which is a significant step for Slovakia’s energy security. The contract is strategic for Slovenské elektrárne – allowing us to diversify our suppliers, reduce our dependence on one source, and at the same time guarantee the smooth operation of our nuclear power plants,” said Branislav Strýček, Chairman and CEO of Slovenské elektrárne.

Details of the contract are commercially confidential.

Forward Looking Information

This news release includes statements and information about expectations for the future, which are referred to as forward-looking information. This forward-looking information is based on current views, which can change significantly, and actual results and events may be significantly different from what is currently expected. Examples of forward-looking information in this news release include: our expectation that we will provide a secure source of natural UF6 for SE under the agreement; the expected duration and commencement timing of the agreement; our expectation that by entering into the agreement, we are adding a new market to our global commercial portfolio; our belief that by performing our obligations under the agreement, we will provide Slovakia with a stable, reliable supply of uranium fuel that is expected to enhance energy security; and the expected benefits of the agreement with SE. Material risks that could lead to different results include: the obligations under the agreement are not performed by the parties in accordance with the terms of the agreement; the agreement does not result in the expected financial benefits for us or SE; the risk that the addition of the Slovakia market to our global commercial portfolio is detrimental to our business; and the risk that we are unable to enhance energy security in Slovakia through the performance of our obligations under the agreement. In presenting the forward-looking information, we have made material assumptions which may prove incorrect about: the performance by the parties of their obligations under the agreement; the financial benefits to us and SE from the agreement; the benefits to our business from adding the Slovakia market to our global commercial portfolio; and our ability to enhance energy security in Slovakia by performing our obligations under the agreement.

About Cameco

Cameco is one of the largest global providers of the uranium fuel needed to power a secure energy future. Our competitive position is based on our controlling ownership of the world’s largest high-grade reserves and low-cost operations, as well as significant investments across the nuclear fuel cycle, including ownership interests in Westinghouse Electric Company and Global Laser Enrichment. Utilities around the world rely on Cameco to provide global nuclear fuel solutions for the generation of safe, reliable, carbon-free nuclear power. Our shares trade on the Toronto and New York stock exchanges. Our head office is in Saskatoon, Saskatchewan, Canada.

As used in this news release, the terms we, us, our, the Company and Cameco mean Cameco Corporation and its subsidiaries unless otherwise indicated.

About Slovenské elektrárne

With a share exceeding 60% of total electricity production in Slovakia, Slovenské elektrárne, a.s. is the country’s largest electricity producer. Since shutting down its last coal-fired power plant at the end of Q1 2024, all electricity generated by the company is free of direct CO₂ emissions. It operates five nuclear reactors, 31 hydropower plants, and two photovoltaic plants.

The company’s commitment to producing electricity from low-carbon sources makes it a leader in sustainable energy production in Central and Eastern Europe. The company has been listed four times in the prestigious Europe’s Climate Leaders index, published since 2021 by The Financial Times and Statista.

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Investor inquiries	Media inquiries

Cory Kos	Veronica Baker
306-716-6782	306-385-5541
cory_kos@cameco.com	veronica_baker@cameco.com